UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*


Novell, Inc.
(Name of Issurer)


Common Stock, par value $.10 per share
(Title of Class of Securities)


670006 10 5
(CUSIP Number)

Betty DePaola, Director of Shareholder Services
Novell, Inc., 2180 Fortune Drive, San Jose, CA 95131
(408) 434-2300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 24, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13-d-
I(b)(3) or (4), check the following box_____.

Check the following box if a fee is being paid with the statement__X_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-I(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 670006 10 5


1  NAME OF REPORTING PERSON                        Alan C. Ashton
    S.S. OR I.R.S. NO. OF ABOVE PERSON             ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*                                SC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION            U.S.A.

   NUMBER OF          7  SOLE VOTING POWER         19,615,524
     SHARES
  BENEFICIALLY        8  SHARED VOTING POWER       0
   OWNED BY
     EACH             9  SOLE DISPOSITIVE POWER    19,615,524
   REPORTING
     PERSON
     WITH            10  SHARED DISPOSITIVE POWER  0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                          25,345,670

12  CHECK BOX IF THE AGGREGATE AMOUNT IS ROW (11)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   7%

14  TYPE OF REPORTING PERSON                             IN

Item 1.        Security and Issuer.

     This Schedule 13D relates to Common Stock, par value $.10 per share, of Novell, Inc., a Delaware corporation ("Novell"). The principal executive offices of Novell, Inc. are located at 122 East 1700 South, Provo, Utah 84606, telephone (801) 429-7000.

Item 2.        Identity and Background.

     This Schedule 13D is filed by Alan C. Ashton, whose current address is 600 South Palisade Drive, Orem, Utah 84058.
Dr. Ashton is phillanthropist and investor.

     Dr. Ashton has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

     The shares of Novell Common Stock held by Dr. Ashton were acquired pursuant to an Agreement and Plan of Reorganization, dated as of March 21, 1994, and amended as of May 31, 1994 (the "Merger Agreement"), in exchange for shares of common stock of WordPerfect held by Dr. Ashton. The Merger Agreement is incorporated by reference herein (see Item 7) and all references to the Merger Agreement contained herein are qualified in their entirety by reference to the full text of the Merger Agreement.

Item 4.        Purpose of Transaction.

     Pursuant to the Merger Agreement, WordPerfect was merged with and into Novell (the "Merger"), with Novell as the surviving corporation, and each share of common stock of WordPerfect (other than shares held by WordPerfect, Novell or their respective subsidiaries and shares, if any, held by persons exercising dissenters' rights in accordance with the URBCA ("Dissenting Shares")), including shares issuable upon the exercise of any option to acquire shares of common stock of WordPerfect prior to the effective time of the Merger, that are issued and outstanding immediately prior to the effective time of the Merger (other than Dissenting Shares) were automatically canceled and extinguished and converted, without any action on the part of the holder thereof, into the right to receive one share of Novell Common Stock. On June 8, 1994, the last sale price of Novell Common Stock as reported on the Nasdaq National Market was $17 1/4 per share.

     Based upon the number of shares of Novell Common Stock outstanding as of May 27, 1994, 362,229,164 shares of Novell Common Stock will be outstanding immediately after the effective time of the Merger, of which approximately 14.18% will be held by the former holders of common stock of WordPerfect.

     In connection with the Merger, Novell has agreed that the Novell Board of Directors will, promptly following the receipt of a request from Dr. Ashton and another former WordPerfect shareholder, Bruce W. Bastian, increase the size of the Novell Board of Directors from seven to nine and at such time cause Dr. Ashton and Mr. Bastian (or their designees) to be elected to the Novell Board of Directors. Dr. Ashton and Mr. Bastian are expected to make such a request in the latter part of 1994. The Novell Board of Directors has agreed to take all necessary action to cause Dr. Ashton and Mr. Bastian (or their designees) to be nominated for election at the Novell annual meeting of stockholders for fiscal year 1995.

Item 5.        Interest in Securities of the Issuer.

     a. As of the date of this Schedule 13D, Dr. Ashton beneficially owns 25,345,670 shares of Novell Common Stock, or approximately 7% of the issued and outstanding shares of Novell's Common Stock (based on a representation by Novell in the Registration Statement on Form S-4 (Registration No. 33-53215) filed with the Securities and Exchange Commission on April 22, 1994, and all amendments thereto, registering the shares of Novell Common Stock issued in connection with the Merger, that there were 362,229,164 shares of Novell Common Stock issued and outstanding as of May 27,
          1994). Such 25,345,670 shares of Novell Common Stock include (a) 5,316,890 shares held by Karen J. Ashton, Dr. Ashton's wife, and (b) 413,256 shares held by a third party as custodian for the children of Dr. and Mrs. Ashton who are under 18 years of age, as to which shares Dr. Ashton disclaims beneficial ownership. Such 25,340,670 shares of Novell Common Stock does not include 206,628 shares held by the children of Dr. and Mrs. Ashton who are over 18 years of age.

     b. Dr. Ashton has sole power to vote and dispose of 19,615,524 shares of Novell Common Stock, which number of shares excludes the 5,316,890 shares held by Mrs. Ashton and the 413,256 shares held by a third party as custodian for the children of Dr. and Mrs. Ashton who are under 18 years of age.

     c. Other than as described herein, there were no Novell Common Stock transactions effected by Dr. Ashton during the 60-day period preceding the date set forth on the cover.

     d.        Not applicable.

     e.        Not applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the
               Issuer.

     As noted under Item 4 above, Novell, in connection with the Merger, has agreed that the Novell Board of Directors will, promptly following the receipt of a request from Dr. Ashton and Mr. Bastian, increase the size of the Novell Board of Directors from seven to nine and at such time cause Dr. Ashton and Mr. Bastian (or their designees) to be elected to the Novell Board of Directors.

Item 7.        Material to Be Filed as Exhibits.

          *1 Agreement and Plan of Reorganization, dated as of March 21, 1994, and Amendment to Agreement and Plan of Reorganization, dated as of May 31, 1994 (as amended, the "Merger Agreement"), among Novell, Novell Acquisition Corp., WordPerfect, Alan C. Ashton, Bruce W. Bastian and Melanie L. Bastian.

















*Incorporated by reference to Novell's Registration Statement on Form S-4 (Registration No. 33-53215) filed with the Securities and Exchange Commission on April 22, 1994, and all amendments thereto.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  July 5, 1994                  /s/  Alan C. Ashton
                                              ______________________

                                    EXHIBIT INDEX


                                                                   Sequential
                                                                      Page
            Exhibit
Number
            Number              Description of Exhibits
             **1        Agreement and Plan of Reorganization,
                       dated as of March 21, 1994, and
                       Amendment to Agreement and Plan of
                       Reorganization, dated as of May 31, 1994
                       (as amended, the "Merger Agreement"),
                       among Novell, Novell Acquisition Corp.,
                       WordPerfect, Alan C. Ashton, Bruce W.
                       Bastian and Melanie L. Bastian.

































          **Incorporated by reference to Novell's Registration Statement on Form S-4 (Registration No. 33-53215) filed with the Securities and Exchange Commission on April 22, 1994, and all amendments thereto.